ALEXANDER TECH CORP.

Management Representation Letter – Audit of the Financial Statements for the Year Ended April 30, 2026

August 12, 2026

PG Accountants LLC

1325 Main Street, Suite 401,

Katy, TX 77494

This representation letter is provided in connection with your audit of the financial statements of Alexander Tech Corp. (the "Company"), for the year ended April 30, 2026, which comprise the balance sheets as of April 30, 2026, and the related statements of operations, shareholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the "financial statements"), included in the Company's Annual Report on Form 10-K, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Your audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB").

The financial statements as of and for the year ended April 30, 2025, included as comparative information in the financial statements, included in the Company's Annual Report on Form 10-K were audited by another auditor, the Company’s predecessor independent registered public accounting firm, whose report dated July 18, 2025, expressed an unqualified opinion on the prior year financial statements.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of August 12, 2026, the following representations made to you during your audit.

•We have fulfilled our responsibilities, as set out in the terms of the engagement letter dated April 6, 2025, including our responsibility for the preparation and fair presentation of the financial statements in conformity with U.S. GAAP. The financial statements referred to above are fairly presented, in all material respects, in conformity with U.S. GAAP, and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subject.

•The Company is a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, with no significant operations. The Company has not engaged in any operations and has not generated any revenues since its inception. The Company's activities during the year ended April 30, 2026, were limited to organizational, administrative, and public-company compliance matters, and to evaluating potential business combination opportunities.

•We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error, and internal control to prevent and detect fraud. We have disclosed to you that the Company has no internal controls over financial reporting, as the Company is a shell company with no operations and its sole officer and director performs all functions without segregation of duties. There have been no changes in this circumstance during the year ended April 30, 2026, or through the date of this letter.

•We have provided you with:

◦Access to all financial records, records of actions and written consents of the sole officer and director and of the stockholders (the Company has no board of directors or audit committee; Paras Shah serves as the sole officer and director and TCWG), and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements;

◦Additional information that you have requested from us for the purpose of the audit; and

◦Unrestricted access to persons within the Company from whom you determined it necessary to obtain audit evidence. We note that Paras Shah, Chief Executive Officer, Chief Financial Officer, and sole director, is the Company's only officer and employee.

•All transactions have been recorded in the accounting records and are reflected in the financial statements. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

•All misstatements identified during your audit have been corrected. However, as of April 30, 2026, the Company disclosed advances payable of $42,001 relating to professional fees paid on its behalf by a Chilean corporation under a 2018 Letter of Intent. The transaction was not completed, and the Company is currently in the process of corroborating the Letter of Intent and its subsequent cancellation; our understanding is that the payable is non-collectible upon the cancellation of the LOI. We acknowledge that the Company was unable to provide the original executed Letter of Intent, supporting documentation relating to the underlying transaction, documentation supporting the professional fees paid on behalf of the Company, or documentation evidencing the abandonment or settlement of the arrangement. Therefore, we acknowledge that Auditor has been unable to obtain sufficient appropriate audit evidence regarding the existence and measurement of the liability. Accordingly, the auditor issued a qualified opinion with respect to this matter. We acknowledge our responsibility for the recognition, measurement, presentation, and disclosure of the Advances Payable balance of $42,001 as of April 30, 2026.

•There are no material transactions, agreements, or accounts that have not been properly recorded in the accounting records underlying the financial statements, and there are no side agreements or other arrangements (either written or oral) that have not been disclosed to you except the above matter.

•We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud and have noted none. We have no knowledge of any fraud or suspected fraud that affects the Company and involves management, employees who have significant roles in internal control, or others where the fraud could have a material effect on the financial statements. We note the Company has no employees other than its sole officer and director.

•We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, short sellers, or others.

•We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing the financial statements or as a basis for recording a loss contingency. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance, and there have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

•We have disclosed to you the identity of all of the Company's related parties and all related-party relationships and transactions of which we are aware, and all such relationships and transactions have been properly accounted for and adequately disclosed in the financial statements in accordance with ASC 850, Related Party Disclosures.

•As of April 30, 2026 and 2025, the Company was indebted to 9A Technologies and Holdings, LLC, a company controlled by the current President (Mr. Paras Shah) of the Company, in the amounts of $348,374 and $324,875, respectively, which relates to a transfer of debt from the President of the Company and expenses incurred on behalf of the Company. These amounts are non-interest bearing, unsecured, and due on demand. During the year ended April 30, 2026, proceeds of loans from the related party amounted to $230,499 and repayments of loans to the related party amounted to $207,000, and all such advances and repayments have been completely and accurately recorded.

•We acknowledge and confirm that Other income for the year ended April 30, 2026, relates to the release of certain outstanding liabilities that management determined were no longer payable. The amount comprises (i) the reversal of a provision for professional fees payable of USD 615 during the quarter ended July 31, 2025 and (ii) the write-off of accounts payable balances related to professional fees of USD 113 during the quarter ended October 31, 2025, for total other income of USD 728. We represent that management has determined that these obligations no longer exist and that the derecognition of these liabilities and recognition of other income during the year is appropriate under U.S. GAAP.

•Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable. Given the nature of the Company's activities, its accounting estimates are limited primarily to the valuation allowance recorded against deferred tax assets and the accrual of liabilities. The carrying amounts of amounts due to related party approximate their fair value based on the short-term maturity of these instruments.

•The Company has assessed the requirements of ASC 740, Income Taxes. The Company has approximately $780,373 of net operating loss carry forwards, of which $453,709 expires between fiscal 2026 and 2037 and $326,664 carries forward indefinitely (with deductibility limited to 80% of taxable income). A full valuation allowance of $163,879 has been recorded against the related deferred tax assets because it is more likely than not that such assets will not be realized. The Company has no material uncertain tax positions, and there are no examinations of the Company's tax returns currently in progress. The net operating loss carry forwards are subject to review and possible adjustment by the Internal Revenue Service and to limitation under Section 382 in the event of cumulative ownership changes in excess of 50% over a three-year period.

•There are no known actual or possible litigation, claims, or assessments whose effects should be considered when preparing the financial statements, and there are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with ASC 450, Contingencies. We have not consulted an attorney on matters of litigation, claims, or assessments during the year or through the date of this letter.

•There are no guarantees, whether written or oral, under which the Company is contingently liable. All borrowings and financial obligations of which we are aware, including amounts due to related party, are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed. The Company has no off-balance-sheet arrangements, commitments, or contractual obligations.

•The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral. The Company's assets consist of cash and prepaid expenses.

•There were no share transactions during the years ended April 30, 2026 or 2025. As of April 30, 2026, the Company had 268,725 shares of Class A Common Stock and 0.48 shares of Preferred Stock issued and outstanding, and no shares of Class B or Class C Common Stock issued and outstanding. The Company has no stock options, warrants, or other potentially dilutive securities outstanding.

•The Company operates and manages its business as one reportable operating segment. Paras Shah, Chief Executive Officer, is the Chief Operating Decision Maker and assesses performance and allocates resources based on net income (loss). The segment disclosures included in the financial statements comply with ASC 280, Segment Reporting, as amended by ASU 2023-07.

•We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities reflected in the financial statements.

•The Company has not generated any revenue since inception, has a working capital deficiency of $407,335, and has accumulated losses of $861,551 since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. We have disclosed to you all information relevant to the

Company's ability to continue as a going concern, including our plans to fund the Company's activities through continued financial support from stockholders and related parties (in the form of 9A Technologies and Holdings, LLC which is controlled by Mr. Paras Shah) and through debt and equity financing arrangements, and these conditions and management's plans have been appropriately disclosed in the notes to the financial statements in accordance with ASC 205-40, Presentation of Financial Statements — Going Concern. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

•Management has evaluated subsequent events through the date of this letter, which is the date the financial statements were available to be issued. No events have occurred subsequent to April 30, 2026, and through the date of this letter that would require adjustment to, or disclosure in, the financial statements. During this period, the Company has not entered into any business combination, letter of intent, or other significant agreement or transaction that would require disclosure.

ALEXANDER TECH CORP.

Signature: /s/ Paras Shah

Name: Paras Shah

Title: Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer

Date: August 12, 2026